Exhibit 99.1

New Gold to Acquire Bayfield Ventures

(All figures are in Canadian dollars unless otherwise indicated)

TORONTO, Nov. 10, 2014 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) and (NYSE MKT:NGD) today announces that it has entered into a definitive agreement (the "Agreement") to acquire 100% of Bayfield Ventures Corp. ("Bayfield") pursuant to a plan of arrangement (the "Arrangement"). Under the terms of the Arrangement, Bayfield shareholders will receive 0.0477 of a New Gold common share for each Bayfield common share held. The offer values Bayfield at $0.21 per common share or approximately $16.6 million, representing a 50% premium to Bayfield's November 7, 2014 closing price and a 47% premium based on each company's 20-day volume weighted average trading price. It is expected that upon completion of the Arrangement, approximately 3.8 million New Gold common shares will be issued in consideration for Bayfield's outstanding shares, which represents 0.8% of New Gold's currently outstanding common shares. Following completion of the Arrangement, in accordance with their terms, Bayfield's outstanding warrants will be adjusted based on the exchange ratio and become exercisable for New Gold common shares.

Bayfield's assets include a 100% interest in three mineral properties, totaling 10 square kilometres, located adjacent to New Gold's Rainy River project in northwestern Ontario. One of the three properties, the Burns Block, lies between the eastern edge of the planned open pit and the underground Intrepid zone at Rainy River, and contains National Instrument 43-101 compliant gold and silver mineral resources. New Gold owns the surface rights to the Burns Block and one of the other two properties where Bayfield holds the mineral interest.

"The acquisition of Bayfield further consolidates our position in the Rainy River district," stated Hannes Portmann, Vice President, Corporate Development. "By adding these three properties within and adjacent to our project area, it simplifies our development plans, increases our gold and silver mineral resources and adds to our prospective land package."

The board of directors of Bayfield has unanimously approved the transaction and the directors, officers and other shareholders of Bayfield, who hold approximately 3.3% of the issued and outstanding Bayfield shares, have entered into voting and support agreements with New Gold pursuant to which they have agreed, among other items, to support the transaction and vote their Bayfield shares in favour of the Arrangement.

Bayfield's board of directors has also unanimously determined that the transaction is in the best interests of Bayfield shareholders and recommends that Bayfield shareholders vote in favour of the Arrangement. The recommendation of the Bayfield board is supported by a fairness opinion provided by Primary Capital Inc. to the special committee of Bayfield directors stating that the consideration is fair to Bayfield shareholders.

Pursuant to the Agreement, Bayfield has agreed, under certain circumstances, to pay New Gold a termination fee of $650,000. Bayfield has also provided New Gold with certain other customary rights, including a right to match competing offers. As part of the transaction, New Gold will loan Bayfield up to $300,000 to cover transaction-related expenses which will be repayable in cash or Bayfield shares in the event Bayfield shareholders do not approve the transaction.

The Arrangement will be subject to the favourable vote of 66 2/3% of the votes cast by Bayfield shareholders, the approval of the court and other standard regulatory approvals. Full details of the transaction will be set out in Bayfield's information circular that will be prepared in respect of the special meeting of shareholders to approve the Arrangement. Bayfield intends to mail the information circular in early December. The transaction is expected to close in early 2015.

Bayfield shareholders and other interested parties are advised to read the materials relating to the proposed Arrangement after they are filed by Bayfield on SEDAR at www.sedar.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

This news release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Bayfield or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of New Gold, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this news release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, respectively. Such forward-looking statements and information include, but are not limited to, statements with respect to the potential completion and timing of the Arrangement, statements regarding synergies and the impact of the proposed Arrangement, the terms and conditions of the Arrangement and the benefits of the proposed Arrangement. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements and information are based on various assumptions and on the best estimates of New Gold, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of New Gold to be materially different from those expressed or implied by such forward-looking statements and information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration and development activities; delay or failure to receive shareholder or regulatory approvals or the failure to satisfy other closing conditions to the Arrangement; the business of Bayfield not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed Arrangement; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals, as well as those risks identified in New Gold's filings with Canadian securities regulators, which may be viewed at www.sedar.com.  Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements and information, there may be other factors that cause results not to be as anticipated, estimated or intended.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

SOURCE New Gold Inc.

%CIK: 0000800166

For further information:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

CO: New Gold Inc.

CNW 08:09e 10-NOV-14